One Wall Street New York, NY 10286

Via EDGAR

May 9, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-35651

Dear Ladies and Gentlemen:

This letter is our response to the letter, dated May 2, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2012 (the “10-K”).

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

1.

You may not state that your disclosure controls and procedures were effective, except to the extent that they were not effective. Please amend the filing to state in clear and unqualified terms whether your disclosure controls and procedures were effective as of December 31, 2012 and the reasons why they were not effective, if applicable.

In accordance with the Staff’s comment, we have filed Amendment No. 1 on Form 10-K/A to the 10-K to indicate that as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of our processes and procedures for reporting Assets under Custody and/or Administration.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1247 or Thomas P. Gibbons at (212) 635-1901.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane C. Sherburne
Name:	Jane C. Sherburne
Title:	General Counsel